Exhibit

99.2

–

Capitalisation

and

Indebtedness

Barclays

Bank

PLC

69

The

following

table

sets

out

the

Barclays

Bank

Group’s

capitalisation,

indebtedness

and

contingent

liabilities

on

a

consolidated
basis,

in

accordance

with

IFRS,

as

at

30

June

2020.

As

at
30.06.20
000
Share

Capital

of

Barclays

Bank

PLC
Ordinary

shares

-

issued

and

fully

paid

shares

of

£1

each
2,342,559
Preference

shares

-

issued

and

fully

paid

shares

of

£1

each
1
Preference

shares

-

issued

and

fully

paid

shares

of

U.S.$100

each
58
Preference

shares

-

issued

and

fully

paid

shares

of

€100

each
32
£m
Group

equity
Called

up

share

capital

and

share

premium
2,348
Other

equity

instruments
8,323
Other

reserves
6,319
Retained

earnings
39,704
Total

equity
56,694
Group

indebtedness
Subordinated

liabilities
36,965
Debt

securities

in

issue
50,496
Total

indebtedness
87,461
Total

capitalisation

and

indebtedness
144,155
Group

contingent

liabilities

and

commitments
Guarantees

and

letters

of

credit

pledged

as

collateral

security
15,825
Performance

guarantees,

acceptances

and

endorsements
6,589
Total

contingent

liabilities
22,414
Documentary

credits

and

other

short-term

trade

related

transactions
1,162
Standby

facilities,

credit

lines

and

other

commitments
264,376
Total

commitments
265,538